# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PLAYSTUDIOS, Inc., CIK 0001823878
CUSIP: 72815G306
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 10150 Covington Cross Drive, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 11/05/2026
Filed by CIK 0000789570
Persons authorized to receive notices and communications: John M. McManus, MGM Resorts International, 3600 Las Vegas Boulevard South, Las Vegas, Nevada (NV), 89109, (702) 693-7120

## Reporting persons
- MGM Resorts International (CIK 0000789570): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 1,664,712; shared voting power 0; sole dispositive power 1,664,712; shared dispositive power 0; aggregate amount beneficially owned 1,664,712 (16.4% of the class)
  Comment: Rows 7, 8, 9, 10, 11, and 13: See Item 5 of this Schedule 13D amendment regarding the Issuer's reverse stock split.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: PLAYSTUDIOS, Inc.
Address of issuer's principal executive offices: 10150 Covington Cross Drive, Las Vegas, Nevada (NV), 89144
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D first filed with the Securities and Exchange Commission on July 1, 2021, as amended (the "Schedule 13D"), and is filed by MGM Resorts International ("MGM Resorts" or the "Reporting Person") with respect to the Class A Common Stock, $0.0001 par value per share (the "Class A Common Stock"), of PLAYSTUDIOS, Inc. (the "Issuer" or the "Company"). This Amendment No. 1 is being voluntarily filed to reflect the Issuer's 1-for-10 reverse stock split of its Class A Common Stock and Class B Common Stock effective September 30, 2026 (the "Reverse Stock Split"), as disclosed in the Issuer Form 10-Q filed with the SEC on November 5, 2026. The number of shares of Class A Common Stock reported herein as beneficially owned give effect to such Reverse Stock Split. In connection with the Reverse Stock Split, the CUSIP number of the Class A Common Stock changed from 72815G108 to 72815G306. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 is filed by MGM Resorts International ("MGM Resorts" or the "Reporting Person"). MGM Resorts is organized as a Delaware corporation and the address of its principal business and office is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109. MGM Resorts' principal business is to act largely as a holding company and, through subsidiaries, is a global gaming and entertainment company with domestic and international locations featuring best-in-class hotels and casinos, state-of-the-art meeting and conference spaces, incredible live and theatrical entertainment experiences, and an extensive array of restaurant, nightlife and retail offerings, as well as sports betting and online gaming operations.

As of the date of this Amendment No. 1, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of MGM Resorts (collectively, the "Scheduled Persons," and each a "Scheduled Person"), are set forth on Schedule A in Exhibit 99.1 to this Amendment No. 1 and incorporated herein by reference.

During the last five years, neither the Reporting Person, nor, to the Reporting Person's knowledge, any of the Scheduled Persons, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 1 is being filed while the Reporting Person is in the process of verifying information required herein from its respective directors and executive officers. If the Reporting Person obtains information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.
Residence or business address:
Item 2 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated herein by reference.
Present principal occupation or employment:
Item 2 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated herein by reference.
Criminal convictions in the last five years:
Item 2 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years:
Item 2 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated herein by reference.
Citizenship:
Item 2 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby supplemented as follows:

As previously disclosed in the Schedule 13D initially filed in 2021, the Reporting Person received a contingent right to receive up to a specified number of shares of Class A Common Stock (the "Earnout Shares") from the Company if the closing share price of Class A Common Stock exceeded certain share price thresholds during a specified period. As disclosed by the Issuer, the earnout period expired on June 21, 2026, without the applicable share price targets being achieved. As a result the Reporting Person did not receive any shares of Class A Common Stock in connection with the earnout, and the Company's contingent obligation to issue the Earnout Shares was extinguished.

William (Bill) J. Hornbuckle, the Chief Executive Officer and President of MGM Resorts, ceased serving as a member of the Company's board of directors on December 20, 2021.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As disclosed in the Issuer Form 10-Q filed with the SEC on November 5, 2026, the Issuer effected a 1-for-10 reverse stock split of its Class A Common Stock and Class B Common Stock on September 30, 2026 (the "Reverse Stock Split"). After giving effect to the Reverse Stock Split, as of the date hereof, the Reporting Person was the beneficial owner of 1,664,712 shares of Class A Common Stock, which represents 16.4% of the number of shares of Class A Common Stock outstanding (based on 10,156,328 shares outstanding as of October 31, 2026, as disclosed in the Issuer's Form 10-Q filed with the SEC on November 5, 2026). The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D, as of date hereof, are incorporated herein by reference.

Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to the Company's stockholders for their vote or approval. Holders of the Company's Class B Common Stock, $0.0001 par value per share ("Class B Common Stock"), are entitled to twenty votes per share on all matters submitted to stockholders for their vote or approval. On all matters to be voted upon, holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to the stockholders for their vote or approval. The 1,664,712 shares of Class A Common Stock beneficially owned by the Reporting Person represent 3.9% of the combined voting power of the Class A Common Stock and Class B Common Stock outstanding as of October 31, 2026, based on 10,156,328 shares of Class A Common Stock and 1,645,776 shares of Class B Common Stock outstanding as of October 31, 2026, as disclosed in the Issuer's Form 10-Q filed with the SEC on November 5, 2026.

To the Reporting Person's knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Amendment No. 1 and (ii) Item 5(a) hereof, in each case, as of the date hereof, are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the Reverse Stock Split described in Item 5(a) hereof (which is incorporated herein by reference), neither the Reporting Person, nor, to its knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby supplemented as follows:
Exhibit No. Exhibit Description
99.1 Schedule A

## Signatures
- MGM Resorts International: /s/ Jessica Cunningham, Jessica Cunningham/Senior Vice President, Legal Counsel & Assistant Secretary (11/06/2026)